FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company")
217 Queen Street West, Suite 401
Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

September 23, 2025 and September 24, 2025

Item 3 - News Release:

News releases attached hereto as Schedule A with respect to the material change referred to in this report were disseminated through Globe Newswire on September 23, 2025 and September 24, 2025 and copies have been filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4 - Summary of Material Change:

The Company has entered into an agreement with Canaccord Genuity Corp., acting as lead agent and sole bookrunner (the "Lead Agent"), on behalf of a syndicate of agents to be formed by the Lead Agent (collectively with the Lead Agent, the "Agents"), pursuant to which the Agents will act on behalf of the Company to lead a proposed best- efforts private placement financing (the "Offering"). The Company subsequently announced an increase to the size of the Offering, such that the Offering is expected to consist of the sale of up to 4,380,000 units of the Company (each, a "Unit") at a price of C$6.85 per Unit, for gross proceeds of up to C$30,003,000 (the "LIFE Offering"). The LIFE Offering will be conducted under the listed issuer financing exemption pursuant to Part 5A of National Instrument 45-106 - Prospectus Exemptions and is expected to close on or about October 1, 2025.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

Please see news releases attached hereto as Schedule A.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer
416-480-2488
doug@solstrategies.io

Item 9 - Date of Report:

September 24, 2025

SCHEDULE A

(See attached)

Source: Sol Strategies Inc.

September 23, 2025 19:07 ET

SOL Strategies Inc. Announces Up to C$25 Million LIFE Offering of Units

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION,
DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR
INTO THE UNITED STATES

TORONTO, Sept. 23, 2025 (GLOBE NEWSWIRE) -- SOL Strategies Inc. (CSE:HODL) ("SOL Strategies" or the "Company") today announced that it has launched a private placement of up to C$25,000,000 of units of the Company (the "Units") pursuant to the listed issuer nancing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions (the "LIFE Exemption") and Coordinated Blanket Order 45-935 of the Canadian Securities Administrators (the "LIFE Offering").

Each Unit will consist of one common share of the Company (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder to purchase one additional Common Share (a "Warrant Share") at an exercise price of C$8.90, representing a 30% premium to the Unit price for a period of 36 months following closing. The Unit price will be C$6.85.

The LIFE Offering will be conducted on a best-efforts, fully marketed basis by Canaccord Genuity Corp., acting as lead agent and sole bookrunner (the "Lead Agent"), on behalf of a syndicate of agents to be formed by the Lead Agent (collectively with the Lead Agent, the "Agents"). The Company intends to grant the Agents a cash commission equal to 6.0% of gross proceeds, plus broker warrants equal to 6.0% of the number of Units sold, exercisable for 36 months at an exercise price of $8.90, representing a 30% premium to the Unit price.

The net proceeds from the LIFE Offering will be used for general corporate purposes and investments consistent with SOL Strategies' investment principles, for purposes of Solana treasury growth.

Key Terms of the LIFE Offering

  Offering Size: Up to C$25,000,000.

  Pricing: $6.85.

  Warrants: Each whole warrant exercisable at $8.90, representing a 30% premium to the Unit price, for 36 months.

  Jurisdictions: Offered in all Canadian provinces except Quebec and in other offshore jurisdictions in accordance with applicable laws.

  Hold Period: Common Shares, Warrants and Warrant Shares issued under the LIFE Exemption will not be subject to a Canadian statutory hold period.

  Eligibility: Common Shares and Warrants will be eligible investments for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, FHSAs and DPSPs.

  Closing: Expected on or about October 1, 2025, or such other date as the Company and the Lead Agent may agree. Closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including from the Canadian Securities Exchange.

There is an offering document related to the LIFE Offering that can be accessed under the Company's pro le on SEDAR+ at www.sedarplus.ca and on the Company's website at www.solstrategies.io.

Prospective investors should read the offering document before making an investment decision. Copies of the offering document may also be obtained from the Lead Agent at ECM@cgf.com.

The Common Shares and Warrants comprising the Units, and the Warrant Shares issuable upon exercise of the Warrants, have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an applicable exemption from U.S. registration requirements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities to be sold in the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or bene t of, U.S. persons unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available. "United States" and "U.S. person" have the meaning ascribed to them in Regulation S under the 1933 Act.

About SOL Strategies Inc.

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's pro les on SEDAR+ pro le at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Company Contact:
Doug Harris
Chief Financial Of cer
doug@solstrategies.io
Tel: 416-480-2488

Media Contact: solstrategies@scrib3.co

Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is de ned in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated bene ts of the Company's business plans and operations related thereto. Forward-looking information can also be identi ed by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include but are not limited to, how institutions will engage with the Solana ecosystem in the future; the rate of the Company's growth in the future; statements about future growth initiatives; the viability of the DAT++ model in public markets; the closing of the LIFE Offering, and the expected use of proceeds from the LIFE Offering. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward- looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward- looking statements.

Disclaimer

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not af liated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, of cers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Source: Sol Strategies Inc.

September 24, 2025 09:00 ET

SOL Strategies Inc. Increases Previously Announced LIFE Offering of Units

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION,
DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR
INTO THE UNITED STATES

TORONTO, Sept. 24, 2025 (GLOBE NEWSWIRE) -- SOL Strategies Inc. (CSE:HODL) ("SOL Strategies" or the "Company"), is pleased to announce that it has agreed to increase the size of its previously announced private placement of up to C$25,000,000 of units of the Company (the "Units") pursuant to the listed issuer nancing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions and Coordinated Blanket Order 45-935 of the Canadian Securities Administrators (the "LIFE Offering").

The upsized LIFE Offering will consist of 4,380,000 Units of the Company at a price of $6.85 per Unit (the "Offering Price") for gross proceeds of $30,003,000. Each Unit will consist of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will be exercisable to acquire one Common Share at a price of $8.90 for a period of 36 months from the closing of the Offering.

The upsized LIFE Offering will be conducted on a best-efforts, fully marketed basis by Canaccord Genuity Corp., acting as agent and sole bookrunner (the "Agent"). The Company intends to grant the Agent a cash commission equal to 6.0% of gross proceeds, plus broker warrants equal to 6.0% of the number of Units sold, exercisable to acquire one Unit at a price of $8.90 for a period of 36 months from the closing of the LIFE Offering.

The net proceeds from the LIFE Offering will be used for general corporate purposes and investments consistent with SOL Strategies' investment principles, for purposes of Solana treasury growth.

Key Terms of the LIFE Offering

  Revised Offering Size: Up to C$30,003,000.

  Pricing: $6.85.

  Warrants: Each whole warrant exercisable at $8.90, representing a 30% premium to the Unit price, for 36 months.

  Jurisdictions: Offered in all Canadian provinces except Quebec and in other offshore jurisdictions in accordance with applicable laws.

  Hold Period: Common Shares, Warrants and Warrant Shares issued under the LIFE Exemption will not be subject to a Canadian statutory hold period.

  Eligibility: Common Shares and Warrants will be eligible investments for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, FHSAs and DPSPs.

  Closing: Expected on or about October 1, 2025, or such other date as the Company and the Agent may agree. Closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including from the Canadian Securities Exchange.

There is an updated offering document related to the LIFE Offering that can be accessed under the Company's pro le on SEDAR+ at www.sedarplus.ca and on the Company's website at www.solstrategies.io.

Prospective investors should read the offering document before making an investment decision. Copies of the offering document may also be obtained from the Agent at ECM@cgf.com.

The Common Shares and Warrants comprising the Units, and the Warrant Shares issuable upon exercise of the Warrants, have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an applicable exemption from U.S. registration requirements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities to be sold in the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or bene t of, U.S. persons unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available. "United States" and "U.S. person" have the meaning ascribed to them in Regulation S under the 1933 Act.

About SOL Strategies Inc.

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's pro les on SEDAR+ pro le at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:
John Ragozzino, CFA
solstrategies@icrinc.com
203.682.8284

Company Contact:
Doug Harris
Chief Financial Of cer
doug@solstrategies.io
Tel: 416-480-2488

Media Contact: solstrategies@scrib3.co

Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is de ned in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated bene ts of the Company's business plans and operations related thereto. Forward-looking information can also be identi ed by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include but are not limited to, how institutions will engage with the Solana ecosystem in the future; the rate of the Company's growth in the future; statements about future growth initiatives; the viability of the DAT++ model in public markets; the closing of the LIFE Offering, and the expected use of proceeds from the LIFE Offering. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward- looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward- looking statements.

Disclaimer

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not af liated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, of cers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.